SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)


                          SPIDERBOY INTERNATIONAL, INC.
                                (Name of Issuer)


                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   3383 12 101
                                 (CUSIP Number)


                                BILLY V. RAY, JR.
                  6345 GLEN OAKS LANE, ATLANTA, GEORGIA 30328
                                 (404) 252-1977
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                FEBRUARY 27, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box [_].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.


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
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  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Billy V. Ray, Jr.
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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [_]
                                                                        (b)  [_]

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  3  SEC USE ONLY

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  4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
     OO (Promissory Note)
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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [_]

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  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
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NUMBER OF       7  SOLE VOTING POWER
SHARES             21,851,503 shares of the common stock of the Issuer and
BENEFICIALLY       1,000,000 shares of the preferred stock of the Issuer
OWNED BY
EACH
REPORTING
PERSON
WITH
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                8  SHARED VOTING POWER
                   None
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                9  SOLE DISPOSITIVE POWER
                   21,851,503 shares of the common stock of the Issuer and
                   1,000,000 shares of the preferred stock of the Issuer
--------------------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   None
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     21,851,503 shares of the common stock of the Issuer and 1,000,000 shares of the preferred stock of the Issuer
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]
     (SEE INSTRUCTIONS)
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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     44.9% of the common stock of the Issuer and 100% of the preferred stock of the Issuer
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
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                                        2

ITEM 1.   SECURITY AND ISSUER.

     This  statement  relates  to  the  common  and preferred stock of Spiderboy
International, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 6345 Glen Oaks Lane, Atlanta, Georgia 30328.

ITEM 2.   IDENTITY AND BACKGROUND.

     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D is hereby filed by Billy V. Ray, Jr., an individual (the "Reporting Person"). The Reporting Person's business address is 6345 Glen Oaks Lane, Atlanta, Georgia 30328. The Reporting Person is a director and Chief Executive Officer of the Issuer.

     During the last five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors),
(b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On February 27, 2004, the Reporting Person, Richard Schmidt ("Schmidt"), the Issuer and Janet Risher ("Risher") executed that certain Stock Purchase Agreement, pursuant to which the Reporting Person purchased 21,851,503 shares of common stock of the Issuer, no par value per share and 1,000,000 shares of the preferred stock of the Issuer, par value $0.001 per share (the "Shares") from Risher and Schmidt. All of the Shares acquired by the Reporting Person bear a legend restricting their disposition as required by the Securities Act of 1933, as amended. The purchase price for the 22,851,503 Shares (the total number sold pursuant to the Stock Purchase Agreement), consisted of $250,000 paid pursuant to a Promissory Note, dated February 27, 2004, and attached as an exhibit to this Schedule 13D.

     The Reporting Person bought the Shares as an investment and used the Promissory Note, for the purchase of such Shares. The Promissory Note is secured by a Stock Pledge Agreement, dated February 27, 2004 and attached as an exhibit to this Schedule 13D. Pursuant to the Stock Pledge Agreement, the Reporting Person granted to Schmidt and Risher a security interest in the 22,851,503 Shares, acquired by the Reporting Person pursuant to the Stock Purchase Agreement, as collateral to secure the payment of the Promissory Note.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Reporting Person acquired his interest in the Issuer solely for investment purposes. Following the consummation of the stock purchase transaction, the Reporting Person was elected a director and Chief Executive Officer of the Issuer. In such capacities, the Reporting Person has the power of influencing the management of the Issuer as to various business and corporate matters.

     In order to achieve the gross sales and debt or equity financing guidelines referred to in the Stock Purchase Agreement, following the consummation of the stock purchase transaction, the Reporting Person may cause the Issuer to issue no more than 155,372,225 additional shares of the Issuer common stock, including 22,372,225 shares of the Issuer's common stock which may be purchased by the Reporting Person, so that following the completion of the acquisition of such gross sales and the debt or equity funding contemplated by the Stock Purchase Agreement, the Issuer will have no more than 204,000,000 shares of the Issuer's common stock and 1,000,000 shares of the Issuer's preferred stock issued and outstanding. In that regard, the Reporting Person may cause the Issuer to have shares of the Issuer's common stock issued and outstanding as follows:

  Description of Stockholder                         Number of Shares
  --------------------------                         ----------------
  The Consultants. . . . . . . . . . . . . . .             43,000,000
  The Reporting Person (additional shares) . .             22,372,225
  The Reporting Person (Initial common shares)             21,851,503
  Shares issued for Acquisitions . . . . . . .             53,000,000
  Shares issued for Funding. . . . . . . . . .             37,000,000
  Existing Stockholders. . . . . . . . . . . .             48,627,775
                                                     ----------------
  Total. . . . . . . . . . . . . . . . . . . .            204,000,000
                                                     ================

     In order to carry out the intent of the Stock Purchase Agreement with respect to the issuance of shares of the Issuer's common stock and preferred stock, following the closing of the stock purchase transaction, the Reporting Person will amend the Articles of Incorporation of the Issuer to provide that the Issuer is authorized to issue 300,000,000 shares of the Issuer's common stock and 5,000,000 shares of the Issuer's preferred stock. In that regard the Reporting Person shall cause the Issuer to prepare and file a Schedule 14A as required by the Securities Exchange Act of 1934, as amended, for the purpose of soliciting proxies from the stockholders of the Issuer to approve the change in the capital structure of the Issuer, and the approval of this transaction in lieu of a previously approved transaction for the Issuer to acquire BigVault, Inc., a Delaware corporation.

     Immediately following the closing of the stock purchase transactions, the Issuer plans to sell 100 percent of the issued and outstanding shares of the capital stock of Spiderboy.com, Inc., the Issuer's wholly-owned subsidiary, to Schmidt and Risher for $1,000 in cash.

     Other than the completed and planned transactions described in Items 3 and 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

     1. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     3. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     4. Any material change in the present capitalization or dividend policy of the Issuer;

     5. Any other material change in the Issuer's business or corporate structure;

     6. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     7. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     8. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     9.   Any  action  similar  to  any  of  those  enumerated  above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The Reporting Person may be deemed to be the beneficial owner of 21,851,503 shares of the common stock of the Issuer, which constitute approximately 44.9 percent of the outstanding shares of the common stock of the Issuer and 1,000,000 shares of the preferred stock of the Issuer, which constitute 100 percent of the preferred stock of the Issuer. The preferred shares are not convertible into common shares of the Issuer, however, each preferred share has the same voting rights as 250 shares of the common stock of the Issuer. As a result, the Reporting Person has the power to vote 271,851,503 shares of the common stock of the Issuer which number exceeds the total issued and outstanding shares of Issuer's common stock. The Reporting Person has the sole power to vote and to dispose of all shares of the common and preferred stock of the Issuer owned by him directly.

     Other than the transactions described in Items 3 and 4 above, there have been no transactions in the common stock of the Issuer by the Reporting Person during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                          IDENTIFICATION OF EXHIBIT
-----------                          -------------------------
     1       Stock Purchase Agreement by and between Janet Risher, Richard Schmidt, the Issuer and Billy V. Ray, Jr., dated February 27, 2004.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Dated:  March 3, 2004


                                   ---------------------------------------------
                                   BILLY V. RAY, JR.


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